CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

[redacted]

06015927

SUPPL

August 1, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: CI Financial Income Fund, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

We also enclose the Consolidated Financial Statements of CI Financial Inc. for the period ended May 31, 2006.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 20 06.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.
(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4994 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date August 1, 2006

By [signature]
(Signature) *
Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

SEC 1815 (05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for June

TORONTO (July 4, 2006) – CI Financial Income Fund ("CI") today reported net sales of $126 million for June 2006, and assets under management of $57.0 billion and fee-earning assets of $73.6 billion at the end of the month.

"Our gross and net sales continue to be strong even as we move into the summer season," said Stephen A. MacPhail, President and Chief Operating Officer. "This consistency reflects a combination of exceptional fund performance and our success in distributing our funds and products through a variety of channels."

Mr. MacPhail also noted that CI successfully completed its conversion from a corporation to an income trust on June 30. "The conversion to an income trust leaves CI well positioned to pursue growth opportunities through industry consolidation."

In June, CI subsidiary CI Investments Inc. had gross sales of $704 million and net sales of $102 million, consisting of net sales of $84 million in long-term funds and $18 million in money market funds.

Morningstar Canada reported in June that CI Investments continued to hold its lead in five-star funds. At May 31, 2006, CI had 48 funds with the top rating, including all investment funds with a rating.

CI subsidiary United Financial Corporation, which distributes its investment products primarily through advisors with Assante Wealth Management, had gross sales of $114 million and net sales of $24 million in June.

Fee-earning assets at June 30 were $73.6 billion, which consisted of assets under management of $57.0 billion and administered/other assets of $16.7 billion. Assets under management included investment fund assets at CI Investments and United Financial of $55.9 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $15.4 billion in assets under administration at Assante Wealth Management and IQON Financial Management Inc. (net of assets under management at United Financial) generate fees for those companies.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND JUNE 30, 2006 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$624	$540	$84
CI money market	80	62	18
TOTAL CI Investments	$704	$602	$102
TOTAL United Financial	$114	$90	$24
TOTAL CI	$818	$692	$126

FEE-EARNING ASSETS	May 31/06 (millions)	June 30/06 (millions)	% Change
CI mutual/segregated funds	$46,610	$46,694	0.2
United Financial funds	9,201	9,181	-0.2
	$55,811	$55,875	0.1
Structured products/closed-end funds	1,094	1,075	-1.7
TOTAL Assets Under Management	$56,905	$56,950	0.1
CI administered/other assets	1,352	1,320	-2.4
Assante/IQON assets under administration (net of United funds) (est)	15,362	15,362	0.0
TOTAL FEE-EARNING ASSETS	$73,619	$73,632	0.0

AVERAGE ASSETS UNDER MANAGEMENT	May 31/06 (millions)	June 30/06 (millions)	% Change
Monthly	$57,750	$55,970	-3.1
Quarter-to-date	$58,041	$55,970	-3.6
Fiscal year-to-date	$54,083	$55,970	3.5

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$55,970	3.5

EQUITY		FINANCIAL POSITION	(millions)
Outstanding units	284,395,527	Bank debt	$383
Yield at $29.54	6.8%	Cash & marketable securities	(106)
In-the-money options	7,001,412	Net debt outstanding	$277
Percentage of all options	100%	In-the-money equity comp. liability (net of tax)	$64
All options % of units	2.5%	Terminal redemption value of funds	$771
		Quarter-to-date equity-based compensation*	$(9)

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price from last quarter-end ($31.03) to June 30, 2006 ($29.54).

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial to hold webcast on annual results

TORONTO (July 6, 2006) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast to discuss the financial results of CI Financial Inc. for the fourth quarter and the fiscal year ended May 31, 2006, on July 13, 2006, at 4:00 p.m. Eastern time. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q4. Alternatively, investors may listen to the discussion by calling (416) 644-3414 or 1-800-814-4861.

The call will be available for playback from 7:00 p.m. Eastern time on July 13 until July 27, 2006, at (416) 640-1917 or 1-877-289-8525 (passcode 21193341 followed by the number sign), and the webcast will be archived at www.ci.com/q4.

CI expects to release its results after 12:00 p.m. on July 13 on Canada Newswire and www.ci.com.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $73.6 billion in fee-earning assets at June 30, 2006. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
Tel.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial Income Fund reports results for fiscal 2006

TORONTO (July 13, 2006) – CI Financial Income Fund ("CI") today released audited financial results for the fiscal year ended May 31, 2006:

REVIEW OF THE 12-MONTH PERIOD ENDED MAY 31			
HIGHLIGHTS	2006 (millions except per share amounts)	2005 (millions except per share amounts)	% change
Total Fee-Earning Assets	$73,619	$68,053	8
Assets Under Management	$56,905	$49,243	16
Total Revenues	$1,323.4	$1,195.1	11
Net Income	$309.0	$284.7	9
Earnings Per Share	$1.08	$0.97	11
EBITDA*	$577.4	$529.5	9
EBITDA Per Share*	$2.02	$1.81	12
Net Sales – CI/United funds	$3,153.2	$1,640.7	92

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

Fee-earning assets at May 31, 2006, were $73.6 billion, up 8% from $68.1 billion a year earlier. Fee-earning assets were comprised of $46.6 billion in CI mutual and segregated funds, $9.2 billion in United funds, $1.1 billion in structured products, $1.4 billion in administered/other assets such as labour-sponsored funds, and $15.3 billion in Assante and IQON assets under

administration (net of United funds described above). The increase in fee-earning assets is attributable to growth in the market value of CI's funds and strong net sales.

Net sales of CI and United funds for the fiscal year were $3,153.2 million, up 92% from $1,640.7 million in the prior year. CI has been the top-selling independent fund company over the past three years. Strong performance across CI's product lineup contributed to the increase in net sales. At the end of the fiscal year, CI Investments led the industry with 48 funds with Morningstar Canada's top five-star rating - more than three times as many as the second-place firm.

Reflecting the growth in assets, CI's revenues increased 11% to $1,323.4 million in fiscal 2006. Net income was $309.0 million, up 9% from $284.7 million in fiscal 2005. On a per share basis, earnings increased 11% to $1.08 per share from $0.97 in the prior year.

The results for the year included stock-based compensation expense that reduced earnings by $84.1 million ($53.7 million after-tax) compared to $4.8 million ($3.1 million after-tax) in the prior year.

EBITDA or earnings before interest, taxes, depreciation and amortization for fiscal 2006 was $577.4 million, up 9% from $529.5 million in the prior year. EBITDA per share increased 12% to $2.02 from $1.81 in fiscal 2005.

For the three-month period ending May 31, 2006, CI's revenues were $344.0 million, an increase of 11% from $310.5 million in the fourth quarter of fiscal 2005. Net income decreased 14%, to $69.3 million from $80.8 million. Earnings per share were $0.24 for the quarter down 14% from the prior year. However, stock-based compensation expense for the quarter was $29.2 million ($18.6 million after-tax) versus a recovery of $3.8 million ($2.4 million after-tax) in the fourth quarter last year.

Earnings per share before this expense were $0.31 for the fourth quarter this year, up from $0.27 per share in the same period last year.

EBITDA during the quarter was $137.0 million ($0.48 per share), down 10% from $151.8 million ($0.53 per share) in the prior year. Adjusted for the stock-based compensation expense described above, EBITDA was $166.2 million ($0.58 per share), up 12% from $148.0 million ($0.51 per share) in the prior year.

For detailed financial statements for the year, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com under Corporate Information or contact investorrelations@ci.com.

In other matters, a distribution of $0.1675 per trust unit of CI and exchangeable limited partnership unit of Canadian International LP was declared payable on each of August 15, September 15, October 13 and November 15, 2006, to unitholders of record on July 31, August 31, September 30 and October 31, 2006, respectively. This represents a yield of 6.76% on CI's closing unit price of $29.75 on July 12, 2006.

The Toronto Stock Exchange today accepted CI's notice of intention to continue with a normal course issuer bid through the facilities of The Toronto Stock Exchange. CI's bid is a continuation of the issuer bid announced and commenced in May 2006 by CI Financial Inc.

Under the bid, CI may purchase for cancellation up to 13,687,755 of its trust units (representing the balance remaining under the issuer bid commenced by CI Financial Inc.). The purchases may commence today and will terminate no later than May 28, 2007.

As of July 12, 2006, there are 137,620,691 issued and outstanding trust units of CI and 146,774,836 exchangeable limited partnership units of Canadian International LP.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc. and Assante Wealth Management, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

- 30 -

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

82-4994

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.0666 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.1875 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.1458 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-convert.doc

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.1510 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-global.dot

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.1510 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-globalii.dot

82-4994

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.05833 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-growth.doc

82-4994

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.15625 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-highyield.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending July 31, 2006

Toronto, July 17, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending July 31, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	July 31, 2006	August 15, 2006
Series B units	US$0.0417 per unit	July 31, 2006	August 15, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\mdt\skylon\distributions\2006\jul06\rel-skylon-intl.dot

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending July 31, 2006

Toronto, July 17, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending July 31, 2006 of $0.0583 per unit payable on August 15, 2006 to unitholders of record as at July 31, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments™
2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Investments completes fund mergers

TORONTO (July 31, 2006) – CI Investments Inc. ("CI") announced it has successfully completed the mergers of four mutual funds and other changes to its lineup, effective today. Securityholders approved the mergers at special meetings on July 27, 2006.

Under the changes:

- CI Explorer Fund was merged into CI American Small Companies Fund and CI Explorer Corporate Class was merged into CI American Small Companies Corporate Class.
- CI Canadian Growth Portfolio was merged into CI Global Balanced Portfolio, which has been renamed Portfolio Series Balanced Growth Fund.
- CI Canadian Maximum Growth Portfolio was merged into CI Global Maximum Growth Portfolio, which has been renamed Portfolio Series Maximum Growth Fund.

In addition, unitholders of Signature Dividend Fund approved a proposal to modify the investment objectives of the fund to allow it to invest in broader selection of securities. As a result, the fund invests primarily in dividend-paying common and preferred shares of Canadian companies, as well investing in other common shares, fixed-income securities and income trusts, and foreign securities.

The fund mergers resulted in a number of changes to CI's segregated fund lineup, which also took effect today. These were previously announced in a press release issued May 29, 2006, which can be found on CI's website, www.ci.com, under "Corporate," and "Press Room."

CI also announced that it has changed the name of the funds within its Portfolio Series family of asset allocation funds so that the name of each fund focuses on its the risk profile, rather than the "Canadian" and "Global" designations that existed before. The name changes are as follows:

New Name	**Former Name**
Portfolio Series Income Fund	CI Canadian Income Portfolio
Portfolio Series Conservative Fund	CI Canadian Conservative Portfolio
Portfolio Series Conservative Balanced Fund	CI Global Conservative Portfolio
Portfolio Series Balanced Fund	CI Canadian Balanced Portfolio
Portfolio Series Balanced Growth Fund	CI Global Balanced Portfolio
Portfolio Series Growth Fund	CI Global Growth Portfolio
Portfolio Series Maximum Growth Fund	CI Global Maximum Growth Portfolio

Other enhancements to Portfolio Series include changes to the asset mixes of the funds and changes to Portfolio Series Income Fund so that it now pays a fixed monthly distribution of five cents per

unit, increasing its appeal to investors seeking a consistent monthly income. Information about these changes is available on www.ci.com under "What's New."

CI Investments Inc. is a wholly owned subsidiary of CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $73.6 billion in fee-earning assets as of June 30, 2006. CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds.

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For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
416-364-1145

Placements CI
2, rue Queen Est, 20e étage
Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

CI conclut la fusion de certains fonds

TORONTO (31 juillet 2006) – CI Investments Inc. (« CI ») a annoncé aujourd'hui la réalisation fructueuse de plusieurs changements au niveau de sa gamme de fonds, y compris la fusion de quatre fonds communs de placement. Les porteurs de parts ont approuvé les fusions lors des réunions spéciales tenues le 27 juillet 2006.

Conformément à la proposition :

- Le Fonds explorateur CI a été fusionné avec le Fonds américain de petites sociétés CI et la Catégorie de société explorateur CI a été fusionnée avec la Catégorie de société américaine petites sociétés CI.
- Le Portefeuille canadien de croissance CI a été fusionné avec le Portefeuille mondial équilibré CI et a ensuite été renommé Série Portefeuilles croissance équilibrée.
- Le Portefeuille canadien de croissance maximale CI a été fusionné avec le Portefeuille mondial de croissance maximale CI et a ensuite été renommé Série Portefeuilles croissance maximale.

De plus, les porteurs de parts du Fonds de dividendes Signature ont approuvé une proposition de modifier les objectifs du fonds afin de le permettre d'investir dans une plus vaste sélection de titres. Par conséquent, le fonds investit principalement dans des actions ordinaires versant des dividendes et dans des actions privilégiées de sociétés canadiennes, ainsi que dans d'autres actions ordinaires, titres à revenu fixe, fiducies de revenu et actions étrangères.

Les fusions de fonds ont entraîné plusieurs changements à la gamme de fonds distincts CI. Ces changements, qui entreront en vigueur aujourd'hui, ont été annoncés dans un communiqué publié le 29 mai 2006. Le texte de ce communiqué se trouve sur le site Web de CI au www.ci.com, sous les rubriques « Société » et « Médias ».

CI a également annoncé que les fonds de répartition d'actif faisant partie de la Série Portefeuilles changeraient de nom. Dans chaque cas, les termes « canadien » et « mondial » ont été remplacés par un qualificatif qui reflète le profil de risque de chacun des fonds individuels. Les changements de désignations des fonds sont les suivants :

Nouvelle désignation	**Ancienne désignation**
Série Portefeuilles de revenu	Portefeuille de revenu canadien CI
Série Portefeuilles prudente	Portefeuille canadien conservateur CI
Série Portefeuilles équilibrée prudente	Portefeuille mondial conservateur CI
Série Portefeuilles équilibrée	Portefeuille canadien équilibré CI
Série Portefeuilles croissance équilibrée	Portefeuille mondial équilibré CI
Série Portefeuilles croissance	Portefeuille mondial de croissance CI
Série Portefeuilles croissance maximale	Portefeuille mondial de croissance maximale CI

D'autres améliorations ont été apportées à la Série Portefeuilles, y compris une mise à jour de la répartition d'actif des fonds et une révision de la Série Portefeuilles de revenu qui permet une distribution mensuelle fixe de cinq cents par part. Cela rend le fonds plus attrayant aux investisseurs qui recherchent un revenu mensuel

régulier. Des renseignements au sujet de ces changements sont disponibles sur le site www.ci.com, sous la rubrique « Quoi de neuf ».

CI Investments Inc. est une filiale en propriété exclusive de CI Financial Income Fund (TSX : CIX.UN), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 73,6 milliards de dollars au 30 juin 2006. CI Financial, en tant que chef de file de l'industrie des fonds de placement, offre une vaste gamme de produits et services de placement.

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Pour de plus amples renseignements, veuillez communiquer avec :
Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
416-364-1145